

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2014

Via E-mail
Stephen W. Haley
Executive Vice President and Chief Financial Officer
Farmers & Merchants Bancorp
111 W. Pine Street
Lodi, CA 95240

      Re: **Farmers & Merchants Bancorp**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 13, 2013
              File No. 000-26099

Dear Mr. Haley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Michael Volley

                         Michael Volley
                         Staff Accountant